UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-10888

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2 place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan (the Plan), as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Houston, Texas
June 27, 2007

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value	$406,864,929	357,840,878

Employer contributions receivable	12,955	4,414

Due from Trustee for securities sold	1,454,061	77,745

Total assets	408,331,945	357,923,037

Liabilities:
Administrative expenses payable	(31,000)	(48,579)

Net assets available for benefits at fair value	$408,300,945	357,874,458
Adjustment from fair value to contract value for fully benefit-responsive investment contracts.	592,290	588,384

Net assets available for benefits	408,893,235	358,462,842

See accompanying notes to financial statements.

2

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Contributions:
Employee	$14,856,396	11,238,657
Employer	8,040,563	6,191,503
Rollovers	2,555,819	258,855

Total contributions	25,452,778	17,689,015

Investment income:
Interest	569,725	945,412
Dividends	15,464,779	9,715,389
Net appreciation in fair value of TOTAL S.A. ADS	26,315,342	21,218,984
Net appreciation in fair value of mutual funds	12,675,138	7,383,378
Net appreciation (depreciation) in fair value of common collective trust funds	—	(608,280)

Total investment income	55,024,984	38,654,883
Transfer from predecessor plan	—	30,521,449
Payments to participants	(29,809,305)	(18,580,525)
Administrative expenses	(238,064)	(517,631)

Net increase in net assets available for benefits	50,430,393	67,767,191
Net assets available for benefits:
Beginning of year	358,462,842	290,695,651

End of year	$408,893,235	358,462,842

See accompanying notes to financial statements.

3

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

(a)	General

The TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of TOTAL PETROCHEMICALS USA, INC. and other participating employers, hereafter referred to as the “company or employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company that is publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by an administrative committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Prior to April 1, 2005, Boston Safe Deposit and Trust Company served as the trustee, and Hewitt Associates LLC served as the independent record keeper. Effective April 1, 2005, Fidelity Management Trust Company was appointed as the trustee and Fidelity Investments Institutional Operations Company, Inc. was appointed as the independent record keeper.

Effective July 1, 2005, Atotech USA, Inc. (Atotech) became a participating employer with respect to certain collectively bargained employees. Effective October 1, 2005, Atotech and Total Lubricants USA, Inc. (Lubricants) became participating employers with respect to certain non-collectively bargained employees. During 2005, account balances totaling $30,521,449 of affected participants were transferred into the Plan from the predecessor plans.

Participating employees of Atotech and Lubricants who became eligible to participate in the Plan on the employers’ participation date received credit for their period of employment with the participating employer.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute up to 30% (15% prior to April 1, 2005) on a pretax basis, up to 6% on an after-tax basis or a combination of pretax and after-tax contributions not exceeding 30% (15% prior to April 1, 2005) of their basic compensation. Effective March 1, 2006, for non-collectively bargained employees, “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation, and night shift differential. For collectively bargained employees, “compensation” includes annual base pay only and does not include overtime

4	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

or incentive payments or any other special forms of pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($5,000 and $4,000 per participant in 2006 and 2005, respectively). Eligible participants may also elect to rollover qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s basic compensation for the pay period. Participants must contribute a minimum of 3% pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Company matching contributions are reduced by participants’ forfeitures.

Noncollectively bargained employees of Atotech will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Collectively bargained employees of Atotech will receive a matching contribution equal to 100% up to 6% of the participant’s total eligible compensation for the pay period. As of December 5, 2006, the Baltimore Plant of Atotech with collectively bargained employees was closed and the participants were terminated. After the closing, there were no active bargaining participants of Atotech in the Plan. Participants must contribute a minimum of 3% pre-tax contributions before a match will be made on after tax contributions. For participants hired before October 1, 2005, Company matching contributions will be made upon completion of six months of service. For participants hired on or after October 1, 2005, Company matching contributions will be made upon completion of one year of service.

Noncollectively bargained employees of Lubricants will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period. For participants hired before October 1, 2005, matching contributions will be made following the completion of six months of employment. For participants hired on or after October 1, 2005, Company matching contributions will be made following the completion of one year of service.

Effective January 1, 2006, participants hired after January 1, 2006 are eligible to receive a non-contributory contribution. The non-contributory contribution replaces the existing defined benefit plan benefits as the defined benefit plan was closed to new participants effective January 1, 2006. Employees are immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8%.

Employee contributions and Company matching contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. A 5-year vesting schedule applied to the Company’s non-contributory contribution during 2006. Effective January 1, 2007, the 2006 non-contributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent non-contributory contributions are subject to a 3 year vesting period.

5	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Investments

Each participant’s account is credited with his or her contribution, the Company matching contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)	Investment Options

Effective April 1, 2005, in conjunction with the change in trustee, the assets of the Plan were transferred from the Boston Safe Deposit and Trust Company to Fidelity Management Trust Company. TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), the American Funds American Balanced Fund and participant loans were transferred in-kind. All other investments were liquidated and the proceeds were utilized to purchase investments with investment strategies similar to the prior investment option as follows:

Prior Investment Option	New Investment Option
Boston Safe Short-term Investment Fund	Fidelity Managed Income Portfolio II

Barclays Global Investors US Debt Index Fund	Vanguard Total Bond Market Index Fund

Barclays Global Investors Equity Index Fund	Vanguard Institutional Index Fund

Dreyfus Emerging Leaders Fund	Royce Premier Institutional Fund

American New Perspective Fund	Fidelity Diversified International Fund

6	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

In addition, immediately following the transfer, the following additional investment options were available to participants:

American Beacon Large Cap Value Fund

American Beacon Small Cap Value Fund

American Funds Growth Fund of America

CALAMOS Growth Fund

Fidelity Capital Appreciation Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom Income Fund

Hotchkis and Wiley Mid-Cap Value Fund

Oppenheimer Developing Markets Fund

PIMCO Total Return Fund

Third Avenue Real Estate Value Fund

Effective January 1, 2007, the Fidelity Freedom 2050 Fund has been added as an investment option.

(g)	Participant Loans

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Effective April 1, 2005, participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 5 % to 10.5 % for the year ended December 31, 2006. Loan maturity dates range from January 1, 2007 to December 5, 2021 for the year ended December 31, 2006.

(h)	Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Effective March 28, 2005, the Plan requires automatic distribution of participant accounts upon termination without the participants consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an

7	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

individual retirement account for the benefit of the participant designated by the Plan Administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active participant may withdraw after-tax contributions and Matching Contributions made before 1984 and earnings thereon. At any time, a participant age 59-1/2 or older may withdraw his or her total account (other than Company non-contributory contributions).

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allows their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s beneficiary.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

(b)	New Accounting Principle

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires that the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the statements of net assets available for benefits as of December 31, 2005.

(c)	Valuation of Investments

Investments are reported at fair market value. The TOTAL S.A. ADS, and mutual funds are valued based upon quoted market prices. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. As provided in the FSP, investment

8	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

contracts are generally valued at contract value, rather than fair value to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Participant loans are valued at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments.

(d)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

2006:
Vanguard Institutional Index Fund	$34,863,756
Fidelity Diversified International Fund	29,938,921
Fidelity Managed Income Portfolio II (contract value $49,990,610)	49,398,320
TOTAL S.A. ADS	177,476,940

2005:
Vanguard Institutional Index Fund	$33,484,568
American Funds American Balanced Fund	18,552,577
Royce Premier Institutional Fund	18,122,329
Fidelity Diversified International Fund	24,794,784
Fidelity Managed Income Portfolio II (contract value $40,139,781)	39,551,397
TOTAL S.A. ADS	169,002,091

(4)	TOTAL S.A. ADS

Effective April 1, 2005, each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are

9	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee. Prior to April 1, 2005, the Trustee was responsible for voting the shares.

With regard to the TOTAL S.A. ADS, pursuant to the proposal approved at the TOTAL S.A. Annual Meeting of May 12, 2006, and effective May 17, 2006, TOTAL S.A. ADS split 2-for-1.

Also approved at the TOTAL S.A. Annual Meeting was the spin-off of certain of the TOTAL S.A. chemical business segments by the distribution of Arkema S.A. American Depositary Shares (Arkema ADS) to holders of TOTAL S.A. ADS. This distribution provided each holder of twenty (20) TOTAL S.A. ADS held on May 17, 2006, including the Plan, one (1) Arkema ADS. The Arkema ADSs were liquidated by the Plan and the cash proceeds were reinvested in to the TOTAL S.A. ADS.

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 44% and 47% of total investments as of December 31, 2006 and 2005, respectively. The Company is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service a determination letter dated October 30, 2002 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended and restated since receiving the letter; however, the Company believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code at December 31, 2006 and 2005.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$408,893,235
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(592,290)

Net assets available for benefits per the Form 5500	$408,300,945

10	(Continued)

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2006
Total investment income per the financial statements	$55,024,984
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(592,290)

Total investment income per the Form 5500	$54,432,694

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

Year Ended December 31, 2005
Payments to participants per the financial statements	$18,580,525
Less amounts allocated to withdrawing participants at December 31, 2004	(46,603)

Payments to participants per the Form 5500	$18,533,922

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(8)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(9)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by The Boston Company, Inc., an affiliate of the prior trustee and Fidelity Investments, an affiliate of the current trustee. In addition, the Plan invests in TOTAL S.A. ADS which are shares and units of the parent company of the plan sponsor. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

11	(Continued)

Schedule 1

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue/Description	Current value

American Beacon Large Cap Value Fund	$5,199,600
American Beacon Small Cap Value Fund	1,795,035
American Funds American Balanced Fund	17,568,742
American Funds Growth Fund of America	8,276,389
CALAMOS Growth Fund	2,181,515
Fidelity Capital Appreciation Fund*	2,388,227
Fidelity Cash Reserves*	11,431
Fidelity Diversified International Fund*	29,938,921
Fidelity Freedom 2010 Fund*	3,911,611
Fidelity Freedom 2020 Fund*	5,268,490
Fidelity Freedom 2030 Fund*	2,751,412
Fidelity Freedom 2040 Fund*	1,082,889
Fidelity Freedom Income Fund*	197,659
Fidelity Managed Income Portfolio II*	49,398,320
Hotchkis and Wiley Mid-Cap Value Fund	5,479,305
Oppenheimer Developing Markets Fund	16,733,195
PIMCO Total Return Fund	3,521,664
Royce Premier Institutional Fund	17,941,936
Third Avenue Real Estate Value Fund	5,096,171
Vanguard Institutional Index Fund	34,863,756
Vanguard Total Bond Market Index Fund	8,136,748
TOTAL S.A.* – ADS	177,476,940
Participant loans* – Interest rates ranging from 5% to 10.5%;	7,644,973
loan maturity dates range from January 1, 2007 to December 5, 2021

$406,864,929

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

12

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS USA, INC.
CAPITAL ACCUMULATION PLAN

Dated: June 27, 2007	/s/ Carolyn Sanders
Carolyn Sanders, Vice President and
Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm